Bionomics Limited

22nd Dec. 2008

[redacted]

09045237

SEC
Mail Processing
Section

JAN 27 2009

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

SUPPL

Re: Bionomics Limited - File number 82-34682

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

PROCESSED
FEB 03 2009 E
THOMSON REUTERS

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

17 December 2008

Dear Option Holder

On behalf of the Directors of Bionomics Limited, I am writing to remind you that your BNOOB options, under which Option Holders are given the opportunity to convert their options into ordinary shares in Bionomics Limited at a price of $0.22 per share, are due to expire on 31 January 2009.

The final date for exercise of the options is 31 January 2009. The last trading day of these options on the ASX is Friday 23 January 2009. Options not exercised by the final date will lapse.

In considering the exercise of these options, Bionomics Limited has achieved some major milestones during the year, including:

- Successful initiation of a Phase I clinical trial for BNC105 under a US FDA IND, with encouraging early data,

  In this regard it is worth mentioning that BNC105 was chosen one of the "Top 5 Most Promising Drugs to Enter Clinical Development" by Thomson Pharma,
- Major Partnership with Pharma company Merck Serono to discover new treatments for Multiple Sclerosis, with significant potential upside, and;
- Completion of GMP manufacture of BNC210 and subsequent GLP toxicology studies paving the way for BNC210 to enter clinical trials in 2009.

In addition to achieving significant objectives in 2008 your Board believes that Bionomics has a solid foundation for further progress in 2009. Bionomics' anticipated milestones for the 2009 year include:

- Completion of the current BNC105 Phase I clinical trial and the reporting of those results,
- Commencement of BNC105 Phase II development program, and;
- Achievement of a second major partnership.

A completed option exercise form and payment must be received by the company by 31 January 2009 in order to exercise the options. All that is required is a signature on the attached exercise form and payment of the relevant amount to the Company.

Any funds raised by Bionomics from the exercise of the BNOOB options will be used to fund the continued development of Bionomics' drug candidates including BNC105.

During the past 3 months, Bionomics share price has ranged between $0.35 (on 19 September 2008) and $0.18 (on 11 December 2008). The most recent sale price as at the date of this notice was $0.23.

As announced on 16 December 2008, Bionomics has entered into an agreement with Phillip Capital Pty Ltd to manage the underwriting of the BNOOB option exercise.

With best wishes for the Festive Season and the year ahead.

Yours sincerely

PJonson

Peter Jonson
Chairman

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au
website www.bionomics.com.au

Bionomics Limited
ABN 53 075 582 740

31 Dalgleish Street
THEBARTON SA 5031

No of Options: «Options»

Amount:

Application Form on Exercise of Options Expiring 31 January 2009 - BNOOB

I/we hereby exercise my/our option to subscribe for [ ] ordinary fully paid shares in Bionomics Limited at an exercise price of A$0.22 per share.

I/we enclose application money of [ ]

I/we authorise you to register me/us as the holder of the shares to be allotted under my/our SRN/HIN (as shown on my/our Issuer Sponsored holding statement or CHESS holding statement) [ ]

and I/we agree to accept such shares subject to the Company's Constitution. Cheques should be made payable to "Bionomics Limited" and crossed "NOT NEGOTIABLE".

Drawer	BSB	Amount

Payment can also be made via EFT directly to Bionomics Ltd.

Account details are:

Account Number: 4952-35118

BSB: 015-010

Account Name: Bionomics Limited

Reference: *Please use holder name*

Please mark this box if you have sent funds via EFT [ ]

Sign Below – This section must be signed for your instructions to be executed.

I/we authorise you to act in accordance with my/our instructions set out above.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Director	Sole Director and Sole Company Secretary	Director/Company Secretary

Name of Contact Person

Contact Person's Daytime Telephone

Date – Day Month Year

/ /

Note: When signed under Power of Attorney, the attorney states that they have not received a notice of revocation. Computershare Investor Services Pty Limited needs to sight a certified copy of the Power of Attorney

Authorised Signatures

You must sign this form as follows:

Individual:	The securityholder must sign.
Joint Holding:	Where the holding is in more than one name, all of the securityholders must sign.
Power of Attorney:	To sign as Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	Director, Company Secretary, Sole Director and Sole Company Secretary can sign. Please indicate the office held by signing in the appropriate space.

Bionomics Limited

23rd Dec 2008

SEC
Mail Processing
Section

JAN 27 2009

Washington, DC
101

Securities and Exchange Commission
Judiciary Plaza,
450 Fifth Street,
Washington DC 20549

Re: Bionomics Limited - File number 82-3

Please see attached provided pursuant to Section 12g3-2(b) file number 82-34682.

Yours sincerely

Stephen Birrell
CFO & Company Secretary

Bionomics Limited ABN 53 075 582 740
31 Dalgleish Street Thebarton SA Australia 5031 **Phone** 61 8 8354 6100 **Fax** 61 8 8354 6199 **Email** info@bionomics.com.au

Bionomics Limited

ABN 53 075 582 740

ASX ANNOUNCEMENT
23 December 2008

BIONOMICS ANNOUNCES ADDITION TO BOARD

Adelaide, Australia: Bionomics Limited (ASX:BNO) today announced the appointment of Mr Chris Fullerton to its Board. He joins directors Drs Peter Jonson (Chairman), Deborah Rathjen (CEO), Errol De Souza and Mr Trevor Tappenden.

A qualified Chartered Accountant with a Bachelor of Economics degree from Sydney University, Mr Fullerton has extensive experience in investment, management and investment banking. He is the Managing Director of Mandalay Capital Pty Limited, an investor in listed securities and private equity. He is also an executive director of Avanti Capital Limited, a recently established advisory firm focusing on the life sciences sector , and is a non-executive director of Cordlife Limited (ASX:CBB).

Mr Fullerton worked in Hong Kong and Singapore for 15 years before returning to Australia in 1992. His previous directorships include Health Communication Network Limited, Global Health Limited, The Environmental Group Limited, Standard Chartered Australia Limited, Alliance Properties Limited and Federal Airports Corporation.

Dr Peter Jonson, Chairman of Bionomics said, "We are pleased that we have been able to attract a director of Chris Fullerton's calibre to the Company. His experience as an investor and in growing public companies will strengthen the Board".

Mr Fullerton commented "As a shareholder in Bionomics for over 3 years, I am pleased and greatly impressed with the solid progress achieved over this period. The selection of and development programs established for the key compounds has created an outstanding platform for success. Further, Bionomics management team has consistently delivered on targets and milestones. All indications are that Bionomics is about to commence a remarkable period of development and achievement, and I am looking forward to making a contribution".

FOR FURTHER INFORMATION PLEASE CONTACT:

Bionomics Limited
Dr Deborah Rathjen
CEO & Managing Director
+618 8354 6101
drathjen@bionomics.com.au

About Bionomics Limited

Bionomics (ASX: BNO) discovers and develops innovative therapeutics for cancer and diseases of the central nervous system. Bionomics has small molecule product development programs in the areas of cancer, anxiety, epilepsy and multiple sclerosis. Bionomics' most advanced program, BNC105 for the treatment of cancer, is based upon the identification of a novel compound that potently and selectively restricts blood flow within tumours. Bionomics' discovery and development activities are driven by its three technology platforms: Angene®, the company's angiogenesis target and drug discovery platform, incorporates a variety of genomics tools to identify and validate novel angiogenesis targets. MultiCore® is Bionomics' proprietary, diversity orientated chemistry platform for the discovery of small molecule drugs. ionX® is a set of novel technologies for the identification of drugs targeting ion channels for diseases of the central nervous system.

For more information about Bionomics, visit **www.bionomics.com.au**

Factors Affecting Future Performance

This announcement contains "forward-looking" statements within the meaning of the United States' Private Securities Litigation Reform Act of 1995. Any statements contained in this press release that relate to prospective events or developments are deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "projects," "forecasts," "will" and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements, including risks related to the clinical evaluation of BNC105, BNC210, our available funds or existing funding arrangements, a downturn in our customers' markets, our failure to introduce new products or technologies in a timely manner, regulatory changes, risks related to our international operations, our inability to integrate acquired businesses and technologies into our existing business and to our competitive advantages, as well as other factors. Subject to the requirements of any applicable legislation or the listing rules of any stock exchange on which our securities are quoted, we disclaim any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this press release.

END